EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Shares, $0.01 par value per share, of Textainer Group Holdings Limited and further hereby agree that a copy of this Joint Filing Agreement shall be included as an exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Joint Filing Agreement as of February 21, 2012.

VULCAN CORPORATE SERVICES INC.

By: /s/ Thierry Darreau /s/ Indrani Veronica VESIN
Names: Thierry Darreau Indrani Veronica VESIN
Titles: Directors
CREDIT AGRICOLE S.A.

By: /s/ Olivier Guilhamon
Name: Olivier Guilhamon
Title: Head of Group Compliance, Crédit Agricole S.A.